EXHIBIT 99.1

Golar and Stolt-Nielsen Limited to Jointly Explore Developments within Small-Scale LNG Production and Distribution

HAMILTON, Bermuda, June 11, 2015 (GLOBE NEWSWIRE) -- Golar LNG ("Golar") announced today the formation of a 50/50 joint venture with Stolt-Nielsen Limited to pursue opportunities in small-scale LNG production and distribution.  Stolt-Nielsen has also made a strategic investment in Golar through open market purchases, representing an ownership stake of approximately 2.3%.

The joint venture between Golar and Stolt-Nielsen will draw upon the logistics and small-scale LNG assets controlled by Stolt-Nielsen and the ocean-based LNG midstream assets controlled by Golar to provide a fully integrated LNG logistics service to consumers of natural gas.

CEO of Golar Management Gary Smith commented "As Golar continues to expand throughout the midstream LNG value chain we are excited to have a world class specialty shipping and terminal company like Stolt-Nielsen as a strategic investor and partner. Stolt-Nielsen's core strengths in logistics and distribution are an excellent fit with Golar's midscale LNG focus. We look forward to working with Stolt-Nielsen to continue to expand the reach of LNG to a wider array of smaller potential customers"

Commenting on the investment, Niels G. Stolt-Nielsen, Chief Executive Officer of Stolt-Nielsen Limited, said: "A key element of Stolt-Nielsen's long-term strategy is diversification that leverages our core skillsets, including shipping, storage and distribution. We targeted LNG as a growth market and entered into small-scale LNG liquefaction and logistics services in 2014, through our joint venture Stolt LNGaz. With our investment in Golar LNG we aim to develop further opportunities in the LNG space, targeting onwards distribution to off-the-grid customers, supported by Golar's midstream ocean-based system. We are pleased to have the opportunity to participate with Golar in satisfying this unique and growing demand."

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management's current expectations, estimates and projections about its operations.  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements.  Words such as "may," "could," "should," "would," "expect," "plan," "anticipate," "intend," "forecast," "believe," "estimate," "predict," "propose," "potential," "continue," or the negative of these terms and similar expressions are intended to identify such forward-looking statements.  These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:  changes in LNG, FSRU and FLNGV market trends, including charter rates, ship values and technological advancements; changes in the supply and demand for LNG; changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs; and FLNGVs; changes in Golar's ability to retrofit vessels as FSRUs and FLNGVs, Golar's ability to obtain financing for such retrofitting on acceptable terms or at all and the timing of the delivery and acceptance of such retrofitted vessels; increases in costs; changes in the availability of vessels to purchase, the time it takes to construct new vessels, or the vessels' useful lives; changes in the ability of Golar to obtain additional financing; changes in Golar's relationships with major chartering parties; changes in Golar's ability to sell vessels to Golar LNG Partners LP; Golar's ability to integrate and realize the benefits of acquisitions; changes in rules and regulations applicable to LNG carriers, FSRUs and FLNGVs; changes in domestic and international political conditions, particularly where Golar operates; as well as other factors discussed in Golar's most recent Form 20-F filed with the Securities and Exchange Commission.  Unpredictable or unknown factors also could have material adverse effects on forward-looking statements.

Hamilton, Bermuda

June 11, 2015

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan